30 Rockefeller Plaza New York, NY 10112-2200 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

RICHARD GOLDBERG

richard.goldberg@dechert.com
+1 212 649 8740 Direct
+1 212 698 0440 Fax
December 2, 2005
By EDGAR
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-0303
Attention: Michael Pressman, Division of Corporation Finance
Re:    Goody’s Family Clothing, Inc.
Schedule TO-T filed November 10, 2005
File No. 5-42079
Dear Mr. Pressman:
     On behalf of Goody’s Family Clothing, Inc. (the “Company”), we have set forth below the Company’s responses to the comments contained in the letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated November 23, 2005 (the “Comment Letter”) with respect to the Schedule 14D-9 filed by the Company on November 10, 2005. The headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter. For your convenience, we have repeated the staff’s comments below in bold face type before each of our responses.
     In connection with our responses to the Comment Letter, we are electronically transmitting Amendment No. 2 to the Schedule 14D-9 filed by the Company (the “Amendment”) for filing with the Commission today.
Other Arrangements Between the Company and its Executive Officers, Directors and Affiliates, page 3
Boston Charlotte Harrisburg Hartford New York Newport Beach Palo Alto Philadelphia Princeton San Francisco Washington DC Brussels Frankfurt London Luxembourg Munich Paris

Securities and Exchange Commission December 2, 2005 Page 2
1.	Disclose the dollar value, assuming a cash out price of $9.60 per share, of the outstanding options held by directors and executive officers in connection with this transaction.
Response to Comment 1.
The requested disclosure is included on page 2 of the Amendment.

2.	Revise to quantify, both individually and in the aggregate, any severance or other change-in-control payments payable to the executive officers in connection with this transaction.
Response to Comment 2.
     The requested disclosure is included on page 3 of the Amendment.
The Solicitation or Recommendation, page 5
Reasons for the Recommendation, page 17

3.	This section indicates that the board, in determining whether or not to approve the offer, has considered certain factors. Item 4 of Schedule 14D-9 and Item 1012(b) of Regulation M-A requires that reasons be cited to explain the board’s position. Please revise this section to clarify which of the enumerated factors are in fact reasons that support the board’s decision to not recommend the offer to security holders, or advise.
Response to Comment 3.
     In response to the staff’s comment, the Company has revised the “Reasons for the Recommendation” section, which begins on page 3 of the Amendment to clarify which factors were the primary reasons for the board’s decision to recommend the offer to the Company’s shareholders, which additional factors had a less significant role in the board’s decision and other factors a number of which the board considered to weighing against the decision to approve the tender offer and the merger.

Securities and Exchange Commission December 2, 2005 Page 3
4.	In addition, please expand the “factors” section to explain how they support the decision to approve the transaction. Vague statements of topics are not sufficient. Instead, briefly explain what the board analyzed in relation to the market conditions, industry trends, etc., and how this information contributed to its decision to recommend the offer.
Response to Comment 4.
     In response to the staff’s comment, the Company has revised the “Reasons for the Recommendation” section, which begins on page 3 of the Amendment to expand the disclosure of the board’s analysis of certain factors in relation to its recommendation.
Annex B
5.	Please revise your disclaimer of responsibility for information contained in your document that has been furnished by Parent Designees. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy.
Response to Comment 5.
     In response to the staff’s comment, the Company has revised the section of Annex B entitled “Information with Respect to Parent Designees.” The revised language appears on page 7 of the Amendment.
     The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission December 2, 2005 Page 4
     Should the staff have any additional comments or questions, please direct such questions to me at (212) 649-8740.
Very truly yours,
/s/ Richard A. Goldberg
Richard A. Goldberg

cc:	Robert M. Goodfriend, Chairman and Chief Executive Officer
Edward R. Carlin, Executive Vice President and Chief Financial Officer
Regis Hebbeler, Esq., Senior Vice President and General Counsel Martin Nussbaum, Esq.